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SECU... 04017475 ...MMISSION
Washington, D.C. ...9

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SEC FILE NUMBER
8 - 52400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ETG Proprietary Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue, 10th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A. Durkin (212) 729-5200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

DS
3/25

OATH OR AFFIRMATION

I, Jeffrey S. Mester and Gerard A. Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETG Proprietary Trading, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO CONTROLLER

Title

Notary Public

NOTARY PUBLIC
Gregg Giaquinto
State of New York
No: 02GI6022092
Expires On 03/22/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ETG PROPRIETARY TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

ETG PROPRIETARY TRADING, LLC

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-6

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
ETG Proprietary Trading, LLC

We have audited the accompanying statement of financial condition of ETG Proprietary Trading, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ETG Proprietary Trading, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 11, 2004

ETG PROPRIETARY TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 1,526,170
Securities owned, at market	26,276,412
Due from clearing brokers	5,086
Equipment, net	14,597
Other assets	42,987
	$ 27,865,252
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Due to clearing brokers	$ 4,641,585
Securities sold, not yet purchased, at market	13,557,528
Accrued expenses and other liabilities	563,418
Total liabilities	18,762,531
Commitments and contingencies	
Members' equity	9,102,721
	$ 27,865,252

See accompanying notes to financial statements.

1. Nature of operations

ETG Proprietary Trading, LLC (the "Company") was organized under the laws of the State of Delaware as a limited liability company. The Company, which is headquartered in New York City, is a member of both the Philadelphia Stock Exchange, Inc. and the Pacific Coast Stock Exchange and is registered as a broker dealer with the Securities and Exchange Commission (SEC). Electronic Trading Group, LLC (ETG) is the Managing Member of the Company. The Company primarily engages in the trading of equities, equity options, and futures traded on U.S. exchanges for the Company's proprietary accounts. The use of equity options and futures is limited primarily to hedging strategies.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company clears its securities transactions on a fully disclosed basis through its clearing brokers.

The Company's member structure includes Class A interests (which includes "Member-Managers") and Class C interests. The Member-Managers have sole authority to manage the Company. In addition, the Member-Managers shall determine to what extent distributions of profits and capital shall be made to Members.

2. Summary of significant accounting policies

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade-date.

Securities Owned and Securities Sold, Not Yet Purchased, at Market

All securities owned and securities sold, not yet purchased are stated at market value and unrealized gains and losses are reflected in revenues. Market value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments, valuation pricing models or other methods as determined by management. Securities sold, not yet purchased are collateralized by the securities owned.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Office equipment	7 years	Straight-line
Computer software	3 years	Straight-line

2. Summary of significant accounting policies (continued)

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their respective share of the Company's income or loss on their income tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT") on its non-trading income generated in New York City. As of December 31, 2003, the Company did not generate taxable non-trading income and, therefore, was exempt from the UBT in the current year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased at December 31, 2003 are as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 26,014,427	$ 13,459,031
Options	261,985	98,497
	$ 26,276,412	$ 13,557,528

4. Equipment

Details of equipment at December 31, 2003 are as follows:

Office equipment	$ 14,725
Computer software	12,454
	27,179
Less accumulated depreciation	12,582
	$ 14,597

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $3,245,000, which was approximately $3,145,000 in excess of its minimum requirement of $100,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Commitment/related party transaction

The Company renewed its one year agreement with ETG, effective October 1, 2003, in which ETG will continue to provide back office administration, risk management, compliance and accounting services for a $4,000 monthly fee. Administrative service fee includes $48,000 related to this agreement. Due to changes in the operations of the Company and ETG, effective January 1, 2004, the administrative service fee has been amended. Future monthly fees will be allocated based on the relative activity of the respective entities.

8. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. The Company's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the Company's accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

In the normal course of business, the Company's activities will involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Recent accounting pronouncements

On May 30, 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"). It requires that the Company classify a financial instrument that is within the scope of SFAS 150 as a liability, including financial instruments issued in the form of shares that are mandatorily redeemable, placing an unconditional obligation on the Company to redeem it by a transfer of assets by the Company at a specified or determined date(s) or upon an event that is certain to occur.

9. Recent accounting pronouncements (continued)

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

The Company currently has a provision in its Operating Agreement, which requires that upon death, the Company will distribute the amount of such Member's capital account. Under SFAS 150, the Company will be required to record such amount as a liability on the statement of financial condition beginning January 1, 2004. The Company is currently in the process of amending its Operating Agreement as it relates to mandatory payments in the event of a Member's death.

In a letter dated February 19, 2004 from the Division of Market Regulation of the U.S. Securities and Exchange Commission (the "Division"), the Division states that no enforcement action will be taken against a broker-dealer that is a non-public entity, that calculates net capital under Rule 15c3-1 and adds to its regulatory net worth the carrying value of mandatorily redeemable financial instruments that SFAS 150 excludes from the Company's GAAP equity. This relief shall apply to broker-dealers that are non-public entities only through the end of the first annual period beginning after December 15, 2003, but no longer shall apply for fiscal periods beginning after December 15, 2004.